Exhibit 16


                                               [Letterhead of KPMG]



Securities and Exchange Commission
Washington, D.C.  20549


October 28, 1999

Ladies and Gentlemen:


We were previously accountants for LaSalle Re Holdings Limited (the "Company") and, under the date of October 26, 1998, we reported on the consolidated financial statements of the Company and subsidiaries as of and for the years ended September 30, 1998 and 1997. On October 25, 1999, we resigned. We have read the Company's statements included under Item 4 of its Form 8-K dated October 25, 1999, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statement that the engagement of Deloitte and Touche was recommended by the Company's audit committee and authorized by its board of directors.

Yours faithfully


/s/ KPMG


KPMG